February 18, 2009

William M. Lambert
President and Chief Operating Officer
Mine Safety Appliances Company
121 Gamma Drive
RIDC Industrial Park, O'Hara Township
Pittsburgh, Pennsylvania 15238

> **Re: Mine Safety Appliances Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-15579**
> **Response Letter Dated February 6, 2009**

Dear Mr. Lambert:

We refer you to our comment letter dated December 31, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance